Filed by Nuveen Municipal High Income Opportunity Fund

(Commission File No. 333-290590)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen New Jersey Quality Municipal Income Fund

(Commission File No. 811-09455)

Nuveen New Jersey Quality Municipal Income Fund (NXJ)

Nuveen Pennsylvania Quality Municipal Income Fund (NQP)

Nuveen Missouri Quality Municipal Income Fund (NOM)

Nuveen Municipal High Income Opportunity Fund (NMZ)

Supplemental Material for Proxy Advisory Firm

January 23, 2026

Holders of common shares of Nuveen New Jersey Quality Municipal Income Fund (NXJ), Nuveen Pennsylvania Quality Municipal Income Fund (NQP), Nuveen Missouri Quality Municipal Income Fund (NOM), and Nuveen Municipal High Income Opportunity Fund (NMZ) are being asked to vote on a proposal which would result in the merger of NXJ, NQP, and NOM into a wholly-owned subsidiary of NMZ in exchange for newly issued common shares of NMZ. Preferred shareholders are also being asked to vote on the proposal.

Below is additional information related to the Joint Proxy Statement/Prospectus dated December 17, 2025, and the Joint Proxy Statement dated December 19, 2025.

With respect to common shareholders, we provide the following information:

•	The merger would significantly increase scale for the target funds (NXJ, NQP, and NOM), while also adding incremental scale for the acquiring fund (NMZ).

	As of July 31, 2025
	NXJ	NQP	NOM	NMZ	Combined Fund
Common Assets	501,884,779	437,292,921	23,840,916	1,157,766,050	2,120,784,666
Managed Assets	857,139,779	654,792,921	41,230,499	1,814,979,107	3,368,142,306
% of Combined Fund	25.4%	19.4%	1.2%	53.9%

•	NMZ’s common earnings yield is higher than all three target funds, and it is expected that NMZ will be able to maintain or improve its overall yield following the portfolio transition post-merger. Using the highest federal and state rates, the combined NMZ fund is expected to provide all target fund common shareholders meaningfully higher taxable equivalent yields. Common shareholders who remain in the fund post-merger are expected to receive higher common earnings on a before- and after-tax basis.

	As of July 31, 2025
	NXJ	NQP	NOM	NMZ Post-Merger
Common Earnings Yield	3.30%	3.54%	3.32%	6.17%
Change	+2.87%	+2.63%	+2.85%	N/A
Max Federal and State Tax Rate	51.55%	43.87%	45.60%	40.80%
Taxable Equivalent Rate	6.81%	6.31%	6.10%	10.42%
Change	+3.61%	+4.11%	+4.32%	N/A

•	Total expenses are expected to decline for all funds as a result of the merger. Other expenses are expected to decline for all funds due to increased scale with fixed costs being spread over a larger asset base. Additionally, the capital structure post-merger is expected to deliver financing cost savings to state fund common shareholders as the blend between preferred and tender option bond leverage will be more optimally balanced.

	Management Fees	Other Expenses	Leverage Costs	Total Expenses	Expense Savings
NXJ	0.97%	0.10%	2.78%	3.85%	0.34%
NQP	0.98%	0.11%	2.66%	3.75%	0.24%
NOM	1.03%	0.97%	2.93%	4.93%	1.42%
NMZ	1.04%	0.08%	2.47%	3.59%	0.08%
Combined Fund	1.02%	0.08%	2.41%	3.51%

•	As a result of greater market capitalization, we anticipate the combined NMZ fund will experience better secondary market trading of common shares in terms of narrower bid/ask spreads and greater liquidity. NXJ, NQP, and NOM common shareholders through the merger into NMZ should experience significant bid/ask spread improvement as well as materially greater liquidity.

	As of July 31, 2025
	6 Month Avg Bid/Ask Spreads (bps)	Bid/Ask Spread Improvement (bps)	Average Daily Trading Volume
NXJ	21.16	+16.14	Increase
NQP	28.37	+8.93	Increase
NOM	265.44	+253.20	Increase
NMZ	15.63	Improves	Increase

•	NMZ has traded better in the secondary market over time. As a result of the mergers, common shares of the combined fund are expected to trade at materially narrower discounts relative to the historical discounts of NXJ, NQP, and NOM. Below is the premium/discount history for the funds as of July 31, 2025.

	NXJ	NQP	NOM	NMZ
1-Year Average	-7.57%	-8.72%	-2.28%	-0.09%
3-Year Average	-11.67%	-12.35%	-7.44%	-3.51%
5-Year Average	-11.35%	-11.18%	-2.21%	-1.56%

•	Over the long-term, NMZ has consistently produced higher returns for common shares based on NAV when compared to the target funds. NMZ’s national mandate and broader investable universe has contributed to its outperformance when compared to the target funds.

	As of July 31, 2025
	Return on NAV
	1Y	5Y	10Y
NXJ	-3.82%	-1.35%	2.35%
NQP	-6.94%	-1.39%	1.75%
NOM	-6.50%	-2.07%	1.23%
NMZ	-6.85%	-0.22%	2.75%

•	When summarizing net benefits to common shareholders, it is expected that all fund common shareholders will experience meaningful scale benefits including improved secondary market trading, tighter bid/ask spreads, higher after-tax earnings for state fund common shareholders, and reduced expenses and leverage costs.

As of July 31, 2025	NXJ	NQP	NOM	NMZ
Operating Change Summary
Common Earnings Yield Change	+2.87%	+2.63%	+2.85%	No Change
Taxable Equivalent Rate Change[1]	+3.61%	+4.11%	+4.32%	No Chage
Total Expense Savings	+0.34%	+0.24%	+1.42%	+0.08%

Secondary Market Change Summary
Discount Narrowing (3-year average)	+8.16%	+8.81%	+3.93%	No Change
Bid/Ask Spread Improvement (bps)	+16.14	+8.93	+253.20	Improves
Average Daily Trading Volume	Increase	Increase	Increase	Increase

1	The taxable equivalent rate for each target fund is calculated by using maximum federal and state tax rates. For NMZ, only the maximum federal tax rate is used. The taxable equivalent rate change is the difference between rates for the target funds and NMZ.

With respect to preferred shareholders, we provide the following information:

Due to the acquiring fund’s policy of investing in a nationally diversified portfolio of municipal securities, the terms of the preferred shares of NMZ received in the mergers by preferred shareholders of the target funds will not include the “state tax gross-up” provision currently applicable to each such fund’s preferred shares. The state tax gross-up provisions generally require an additional payment to holders subject to the specified state income taxation in the event the fund was required to allocate capital gains and/or ordinary income to a given month’s distribution in order to make such distribution equal, on an after-tax basis, to the amount of the distribution if it was excludable from such state income taxation (in addition to federal income taxation). With respect to the loss of the state tax gross-up provisions, we note the following:

•	Only (i) a beneficial owner who is a natural person subject to the applicable state personal income taxation on his or her income or (ii) a beneficial owner (other than a natural person, that seeks to pay dividends or make other distributions or allocations of income) that is exempt from the applicable state personal income tax is entitled to the benefit of the “gross-up” provision relating to state-specific income tax for the target funds.

•	No preferred shareholder of the target funds meets the eligibility requirements above for the state tax gross-up provisions. Therefore, the preferred shareholders of the target funds will not be affected by the fact that the NMZ preferred shares will provide only for a gross-up related to federal income taxation (not the applicable state income taxation). This is the same treatment applicable to the outstanding preferred shares of NMZ and other Nuveen leveraged national tax-exempt bond closed-end funds.

•	For the last 10+ years, the target funds have not allocated any capital gains and/or ordinary income to a given month’s distribution to preferred shareholders that would have required a gross-up payment (federal or state). Similarly, for the last 10+ years, NMZ has not allocated any capital gains and/or ordinary income to a given month’s distribution to preferred shareholders that would have required a gross-up payment. NMZ expects that practice to continue going forward. Furthermore, as a matter of practice, Nuveen Tax-Exempt Closed-End Funds are managed to seek to eliminate the distribution of taxable income that would require making a gross-up payment to preferred shareholders.

•	Each series of preferred shares of the target funds is owned currently by a single institutional holder. The terms of the preferred shares acquired by preferred shareholders in the mergers will be substantially the same as the existing target fund preferred shares. While not currently anticipated under the proposed mergers, if a merger were to result in tax disadvantages to a target fund preferred shareholder, the preferred shareholder may seek to negotiate adjustments to the terms of the preferred shares to compensate for any loss of a state income tax related benefit.

While the merger will result in investments in lower-rated municipal securities, reflecting the credit profile of NMZ versus the target funds, we note the following:

•	As noted above, the single institutional holder of the applicable series of preferred shares may negotiate to adjust the dividend rate and other economic terms to reflect changes, including changing credit quality, as a result of the mergers.

•	Leverage ratios will decrease for target fund shareholders as a result of the merger, which will reduce risk and improve the combined fund’s ability to meet preferred share distributions. Additionally, the percentage of total assets available to support the payment of preferred share distributions will improve for the target funds. While the percentage of assets available to support payment for NMZ is expected to decline, we note that NMZ’s preferred share coverage is well within historical levels for the fund as well as typical levels for leveraged tax-exempt closed-end funds.

	As of July 31, 2025
	NXJ	NQP	NOM	NMZ	Combined Fund
Common Assets	501,884,779	437,292,921	23,840,916	1,157,766,050	2,120,784,666
Preferred Shares	313,900,000	217,500,000	17,000,000	357,000,000	905,400,000
Tender Option Bonds	63,850,000	106,940,000	600,000	461,752,000	633,142,000
Managed Assets	857,139,779	654,792,921	41,230,499	1,814,979,107	3,368,142,306
Leverage Ratio	42.94%	42.59%	42.47%	41.42%	42.04%
Preferred Share Coverage	259.89%	301.05%	240.24%	424.30%	334.24%

•	As described above in the discussion related to common shares, the total expenses are expected to decline for all funds as a result of the merger. Additionally, NMZ’s common earnings yield is higher than all three target funds and is expected to maintain or improve following the portfolio transition post-merger. Each of these factors would improve the combined fund’s ability to support distribution payments to preferred shareholders.

•	The target funds’ diversification of investments is expected to improve as a result of NMZ’s wider investable universe and would lead to greater diversification of investments available to support preferred share distributions.

	As of December 31, 2025
	NXJ	NQP	NOM	NMZ
Total Number of Holdings	336	294	96	909

FORWARD-LOOKING STATEMENTS

Certain statements made or referenced in this supplemental material may be forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;
•	legal and regulatory developments;
•	changes in tax or tax law;
•	the ability to satisfy conditions to the proposed mergers; and
•	other additional risks and uncertainties.

Investors should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the abovementioned or other factors that affect Nuveen closed-end funds.

Important information on risk

Past performance is no guarantee of future results. All investments carry a certain degree of risk, including the possible loss of principal, and there is no assurance that an investment will provide positive performance over any period of time. Certain products and services may not be available to all entities or persons. There is no guarantee that investment objectives will be achieved.

Closed-end funds frequently trade at a discount from net asset value (NAV). At any point in time, including when sold, shares may be worth more or less than the purchase price or the net asset value, even after considering the reinvestment of fund distributions. It is important to consider the objectives, risks, charges and expenses of any fund before investing.